May 11, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 4561

Washington, DC 20549

Attention: Maryse Mills-Apenteng, Esq.

Re:	Denali Holding Inc.

Amendment No. 3 to Registration Statement on Form S-4

Filed April 11, 2016

File No. 333-208524

EMC Corporation

Revised Preliminary Proxy Statement on Schedule 14A

Filed April 11, 2016

File No. 001-09853

Ladies and Gentlemen:

Denali Holding Inc. (the “Company”) hereby submits its responses to the Commission staff’s comments on the above-referenced submission (the “registration statement”) contained in the staff’s letter to the Company dated April 25, 2016. The Company has responded to all of the staff’s comments. The staff’s comments are duplicated below in italicized text. The Company’s responses are set forth in plain text immediately following the applicable comment.

The Company has also revised the registration statement in response to the staff’s comments, and is filing concurrently with this letter amendment no. 4 to the registration statement (the “amended registration statement”), which reflects these revisions and generally updates the information contained therein. The Company also is providing supplementally to the staff copies of the amended registration statement marked to show all changes to the submission made on April 11, 2016.

General

1.	We note your response to prior comment 4. Please keep us apprised of the status of your listing application with the NYSE.

Response: The Company will keep the staff apprised of the status of its listing application with the NYSE.

Securities and Exchange Commission

May 11, 2016

Notes to Denali Unaudited Pro Forma Condensed Combined Financial Statements

2. Basis of Presentation, page 284

2.	We note that you did not include the expected cash consideration to be received upon disposition of Dell Services as a pro forma adjustment to the balance sheet given that the amount will not be finalized until the disposition closes. You also indicate that estimates could materially change as the terms of the sale are finalized. Please revise to include a range of cash considerations you anticipate receiving and a range of gains or losses you expect to recognize upon the sale. Refer to Rule 11-02(b)(8) of Regulation S-X. This comment also applies to EMC Corporation’s Preliminary Proxy Statement.

Response: In response to the staff’s comment, the Company has revised the disclosure on pages 289, 290, 293, 296 and 298 of the amended registration statement. The Company also advises the staff that concurrently with the filing of the amended registration statement, EMC will be filing amendment no. 4 to its Preliminary Proxy Statement on Schedule 14A, which has been revised in accordance with the above comment and the response thereto.

Definitive Additional Proxy Soliciting Materials filed March 31, 2016

Dell & EMC Frequently Asked Questions (FAQ) 3.0 (posted March 30, 2016)

3.	Please advise how you determined that Dell and EMC will create a business with approximately $80 billion in revenue and that the Enterprise Systems business is expected to be over $30 billion in size.

Response: With respect to the first part of the staff’s comment, the pro forma total net revenue of the combined company disclosed in the registration statement was the basis of the Company’s determination that Dell and EMC will create a business with approximately $80 billion in revenue. The initial filing of this registration statement disclosed approximately $80.1 billion of pro forma total net revenue for the combined company for the fiscal year ended January 30, 2015 (“Fiscal 2015”) (as disclosed in the sections of the registration statement “Selected Denali Unaudited Pro Forma Condensed Combined Financial Data” and “Denali Unaudited Pro Forma Condensed Combined Financial Statements”) and the first amendment to the registration statement revised this amount to approximately $79.9 billion.

Beginning with the second amendment to the registration statement, the Company updated the pro forma financial information included in the registration statement to include pro forma financial information for the combined company as of the fiscal year ended January 29, 2016 (“Fiscal 2016”). The second amendment to the registration statement disclosed pro forma total net revenue for the combined company for Fiscal 2016 of approximately $76.8 billion, and the third amendment to the registration statement revised this amount to approximately $74 billion. Because the pro forma total net revenue for Fiscal 2016 is less than the Fiscal 2015 amounts on which the $80 billion figure was based, the Company’s and EMC’s public statements concerning the revenue of the combined business following the completion of the merger will refer to the Fiscal 2016 pro forma amounts. EMC has revised its Frequently Asked Questions (FAQ) and External Talking Points accordingly, which may be found in the Form DEFA14A filed by EMC on May 10, 2016.

With respect to the second part of the staff’s comment, the reported revenue of the EMC Information Storage business segment (which was approximately $16.3 billion for the fiscal year ended 2015 and $16.5 billion for the fiscal year ended 2014), plus the reported revenue of the

Securities and Exchange Commission

May 11, 2016

Dell Enterprise Solutions Group business segment (which was approximately $15.0 billion for Fiscal 2016 and $14.7 billion for Fiscal 2015) was the basis for the statement that the Enterprise Systems Business is expected to be over $30 billion in size. The Company intends to combine these two business segments together into a single enterprise systems business following the completion of the merger, and the individual revenue of these business segments for the most recent fiscal year, when added together, exceeds $30 billion.

If the staff has any questions or requires additional information concerning the amended registration statement or related matters, please contact the undersigned at (650) 251-5060 or, in my absence, Christopher May of our firm at (713) 821-5666.

Sincerely,

/s/ Richard Capelouto

Richard Capelouto, Esq.
Simpson Thacher & Bartlett LLP

cc:	Richard J. Rothberg

Senior Vice President, General Counsel and Secretary

Dell Inc.

Janet B. Wright

Vice President — Corporate, Securities & Finance Counsel

Dell Inc.

Christopher R. May, Esq.

Simpson Thacher & Bartlett LLP

Richard J. Parrino, Esq.

Kevin K. Greenslade, Esq.

Hogan Lovells US LLP

Paul T. Dacier, Esq.

Executive Vice President, General Counsel and Assistant Secretary

EMC Corporation

Margaret A. Brown, Esq.

Laura P. Knoll, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP